Exhibit 99.5
Archer - Allis-Chalmers 10Q and 10K filing
05|09|2011

Hamilton, Bermuda (September 5, 2011)

Allis-Chalmers Energy Inc, a wholly owned subsidiary of Archer Limited, filed their first and second quarter 10Q report with the SEC on September 2.  An amended 10K report for 2010 was filed on September 1.

The reports are available on the SEC website www.sec.gov.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act